UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 11-K
______________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From to

Commission File Number: 001-33664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Communications, Inc.
400 Atlantic Street
Stamford, Connecticut 06901

TWC SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan (the Plan) as of December 31, 2016 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

(signed) Brown Smith Wallace, LLP

St. Louis, Missouri
June 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TWC Savings Plan

We have audited the accompanying statement of net assets available for benefits of the TWC Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Charlotte, North Carolina
April 25, 2016

TWC SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(in thousands)	2016	2015

Assets:
Investments, at fair value	$—	$2,099,944
Investments, at contract value	—	288,442
Contributions receivable:
Employing Company	—	2,064
Participants	—	3,547
Total contributions receivable	—	5,611
Notes receivable from participants	—	97,288
Other assets	—	1,683
Total assets	—	2,492,968
Total liabilities	—	(3,628)
Net assets available for benefits	$—	$2,489,340

See accompanying notes.

TWC SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
(in thousands)	2016	2015

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$231,495	$(5,387)
Interest	6,358	5,723
Dividends	4,417	7,775
	242,270	8,111
Interest income on notes receivable from participants	4,175	3,918
Contributions:
Employer, net of forfeitures	108,196	95,155
Employee. including rollover	193,896	182,122
	302,092	277,277
Total additions	548,537	289,306

Deductions:
Benefits paid to participants	254,027	201,621
Administrative expenses	4,090	3,721
Total deductions	258,117	205,342
Net increase	290,420	83,964

Transfer to Charter Communications, Inc. 401(k) Plan	2,779,760	—

Net assets available for benefits, beginning of year	2,489,340	2,405,376
Net assets available for benefits, end of year	$—	$2,489,340

See accompanying notes.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(1) Description of Plan
The following is an abbreviated description of the TWC Savings Plan (the “Plan”). More complete descriptions are provided in the TWC Savings Plan documents and the summary plan description.

(a)	General
The Plan was a defined contribution plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWC") Administration LLC and certain of TWC's other subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”). Generally, non-union and certain union employees of the Employing Companies were eligible to participate in the Plan after a minimum of 90 days of continuous employment. Eligible participants in the Plan began to receive Employing Company matching contributions based on their contributions to the Plan (“Matching Contributions”) upon completion of a year of service following the participant’s employment commencement date. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On May 23, 2015, TWC, Charter Communications, Inc. (“Legacy Charter”) and certain of its subsidiaries entered into an Agreement and Plan of Mergers (the “Charter Merger Agreement”) pursuant to which the parties agreed to engage in a series of transactions (the “Charter merger”) that would result in TWC and Legacy Charter becoming controlled subsidiaries of a new public parent company to be renamed Charter Communications, Inc. (“Charter”) on the terms and subject to the conditions set forth in the Charter Merger Agreement. On May 18, 2016, the transactions contemplated by the Charter Merger Agreement were completed. Also on May 18, 2016, a subsidiary of Charter became the owner of the membership interests in Bright House Networks, LLC ("Bright House") pursuant to a previously announced Contribution Agreement.
Upon the consummation of the Charter merger, each share of TWC common stock (other than treasury shares held by TWC and TWC common stock held by the Liberty Parties (as defined below)) was converted into the right to receive, at the option of each stockholder, either (i) $100 in cash and Charter Class A common stock equivalent to 0.5409 shares of Legacy Charter Class A common stock (“Charter common stock”) or (ii) $115 in cash and Charter Class A common stock equivalent to 0.4562 shares of Legacy Charter common stock (the “Option”).
The Investment Committee for the Plan selected State Street Bank and Trust Company (“State Street”) as the independent fiduciary to make decisions related to the conversion of the TWC Stock Fund to the Charter Stock Fund as of May 18, 2016 (see Plan Amendments below) (“Stock Fund”) in connection with the Charter merger. State Street had the sole discretion to make the Option election for all shares of TWC common stock held in the Plan and to determine how the cash proceeds resulting from such election were reinvested. As of December 31, 2016, the Stock Fund was frozen to participants.
Upon completion of the Charter merger, Charter assumed and sponsored the Plan. In June 2016, Charter announced the merger of the Plan and the Charter Communications, Inc. 401(k) Plan. The assets of the Plan were transferred into the Charter Communications, Inc. 401(k) Plan as of December 31, 2016.

(b)	Plan Administration
The Plan administrator was a committee (the “Administrative Committee”). Certain administrative functions of the Plan were delegated to others in accordance with the terms of the Plan.

(c)	Master Trust
The Plan was the only participating plan in the Time Warner Cable Defined Contribution Plans Master Trust (the “Master Trust”). For reporting purposes, the Master Trust’s assets were reported as the Plan’s assets. The Plan provided for multiple investment funds (the “Investment Funds”) made available through the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(d)	Plan Amendments
The Plan was amended and restated effective as of January 1, 2015 to remove obsolete provisions and to make certain other clarifications. The amended and restated Plan was executed on November 5, 2015.
Effective May 18, 2016, the Plan was amended to rename the Time Warner Cable Stock Fund the Charter Stock Fund in conjunction with the Charter Merger. In addition, the Plan was amended to change matching Employing Company contributions from 66.67% of up to the first 10% of an eligible participant's eligible compensation contributed to the Plan to 100% of up to the first 6%. Also, the Plan was amended to update the vesting schedule for Employing Company contributions. See the Contributions and Vesting sections below.

(e)	Contributions
Generally, the Plan provided for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant’s eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the “Code”). Participants who were “highly compensated employees,” as defined in the Code (“HCEs”), were limited to a maximum contribution percentage of 7% of eligible compensation.
Participants were also allowed to transfer amounts from certain other tax qualified plans to the Plan (“rollover contributions”). Rollover contributions were included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.
Prior to September 1, 2016, matching Contributions equaled 66.67% of up to the first 10% (7% in the case of HCEs) of an eligible participant’s eligible compensation contributed to the Plan. As of September 1, 2016, matching contributions equaled 100% of up to the first 6% of an eligible participant’s eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, were deemed Employing Company Contributions (“Employing Company contributions”).
Each participant’s account was credited with his/her participant contributions, Rollover Contributions, Employing Company contributions and any earnings or losses, as appropriate.

(f)	Vesting
Participant contributions, Rollover contributions and the respective earnings thereon were fully vested for all participants. Prior to September 1, 2016, employing Company contributions and the earnings thereon generally vested based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Vested
Number of Full Years within Period of Service	Percentage
Less than 2	—%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

As of September 1, 2016, employing Company contributions and the earnings thereon generally vested based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Vested
Number of Full Years within Period of Service	Percentage
Less than 3	—%
3 or more	100%
Employing Company contributions and earnings thereon also became fully vested upon a participant’s termination of service due to death or disability, upon attainment of age 65, in the event of Plan termination or upon the complete discontinuance of contributions under the Plan.

(g)	Forfeitures
Forfeited contributions and earnings thereon were used to pay eligible Plan expenses. Forfeitures for 2016 and 2015 were $2.4 million and $2.7 million, respectively. The balance of forfeited non-vested accounts as of December 31, 2015 was $0.8 million and was reflected in the Statements of Net Assets Available for Benefits. In 2015, $1.4 million, of the forfeiture balance was used to reduce Employing Company contributions and $1.0 million was used to pay eligible Plan expenses.

(h)	Participant Loans
Subject to certain restrictions, participants periodically took loans from their accounts.
Participants could have had a maximum of two loans outstanding at a time. Loans were for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan were fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan was requested.
Participants who had transferred accounts to the Plan with existing loans were subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Loans were valued at their unpaid principal balances plus any accrued but unpaid interest and were treated as transfers between the individual Investment Funds and the participant loan fund. As of December 31, 2015, interest rates on outstanding participant loans ranged from 4.25% to 10.50%.

(i)	Withdrawals
In-service withdrawals were available in certain limited circumstances, as provided under the Plan. Hardship withdrawals were allowed for participants incurring an “immediate and heavy financial need,” as defined in the Plan. Hardship withdrawals were regulated under the Code and the regulations thereunder, and a participant must have exhausted all available loan options and available distributions prior to requesting a hardship withdrawal.

(j)	Payment of Benefits
Generally, upon termination of service, participants received the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permitted other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds were paid in cash, except for benefits distributed from the Stock Fund, which, at the option of the participant, were distributed in shares of common stock of TWC or Charter valued pursuant to the terms of the Plan. Fractional shares were paid in cash.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(k)	Investments
As noted above, the Plan did not have any assets as of December 31, 2016. As of December 31, 2015, the Investment Funds available under the Plan consisted of three core actively managed funds, two core index funds, nine target retirement date funds, the Stock Fund and a mutual fund window (a self-directed brokerage account).
Participant contributions, Employing Company contributions and Rollover contributions were generally invested in specific increments in the Investment Funds. Participants were able to transfer account balances among the Investment Funds. Plan participants were allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the Stock Fund, limited to the extent that either (1) the amount invested in the Stock Fund equaled or exceeded 10% of the participant’s total account balance immediately prior to the time of the desired allocation or (2) such transfer would cause the participant’s account balance in the Stock Fund to exceed 10% of the total account balance.

(l)	Plan Termination
TWC and Charter, since the consummation of the Charter merger, reserved the right to discontinue Employing Company contributions or to terminate or modify the Plan at any time. In the event of Plan termination, all account balances would have become 100% vested and the net assets of the Plan would be distributed to participants in accordance with the Plan’s provisions and applicable law.
(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accounting records of the Plan were maintained on an accrual basis in conformity with U.S. generally accepted accounting principles (“GAAP”).
Certain administrative costs were charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. These costs were paid from forfeited contributions and earnings thereon, if available. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, were paid by TWC or Charter. Expenses paid by TWC or Charter were excluded from these financial statements.
The preparation of financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.
Investments held by the Plan were stated at fair value, except for fully-benefit responsive investment contracts. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Contract value is the relevant measure for the portion of of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants normally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 5 for further discussion and disclosures related to contract value.
Notes receivable from participants represented participant loans that were recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants was recorded when it was earned. Related fees were recorded as administrative expenses and were expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2015. If a participant ceased to make loan repayments and the Plan administrator deemed the participant loan to be a distribution, the participant loan balance was reduced and a benefit payment was recorded.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(b)	Change in Accounting Policy
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”), which removes the requirement to categorize investments for which fair value is measured at net asset value ("NAV") per share (or its equivalent) using the practical expedient within the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 including retrospective conforming presentation of prior periods presented. This standard was effective for the Plan on January 1, 2016. Other investments of $1,601,924 measured at NAV as of December 31, 2015 were retrospectively reclassified in the presentation within the fair value hierarchy. Total investments remained the same as of December 31, 2015. See Note 4 for more information.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). This updated guidance reduces complexity in employee benefit plan accounting and is effective for interim and annual periods beginning after December 15, 2015 including retrospective conforming presentation of prior periods presented. The Plan adopted this standard for the year ended December 31, 2016 and retrospectively for the year ended December 31, 2015. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts, thus eliminating the requirement to (a) measure fully benefit-responsive investment contracts at fair value and (b) provide disclosures that reconcile contract value to fair value when those measures differ. Part II eliminates the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation disaggregated by general type of investment. The net appreciation or depreciation in investments for the period is still required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part II removed certain investment disclosure requirements that were included in the prior year financial statements. Part III provides for use of the practical expedient to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end date, when the fiscal period does not coincide with month-end. Part III is not applicable for the Plan. See Note 3, Note 4 and Note 5 for more information.
(3) Fair Value Measurement
The fair value of an asset or liability was based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach were used to measure fair value. The Plan’s management followed a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:
Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.
Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.
Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
As of December 31, 2016, the Plan held no assets.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

The following table sets forth by level within the fair value hierarchy the Plan’s investment assets as of December 31, 2015:

	December 31, 2015
(in thousands)	Fair Value Measurements
	Level 1	Level 2	Total
Cash and cash equivalents	$13,728	$—	$13,728
Time Warner Cable, Inc. common stock	118,027	—	118,027
Other common stocks	308,882	—	308,882
Mutual funds	57,196	—	57,196
Corporate debt securities	—	68	68
Other fixed-income securities	—	119	119
Total investments	497,833	187	498,020

Investments measured at net asset value(1)	—	—	1,601,924
Investments at fair value	$497,833	$187	$2,099,944
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The following is a description of the valuation methodologies used for investment assets measured at fair value.

•	Cash and cash equivalents consisted of money market funds which were stated at cost which approximated fair value.

•	Time Warner Cable Inc. common stock, other common stocks and mutual funds were valued at the closing price reported on the active market on which the individual securities were traded.

•
Corporate debt securities and other fixed-income securities were valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

Purchases and sales were recorded on a trade date basis. Investments held were recorded at fair value at the end of each month. Securities denominated in foreign currencies were translated into U.S. dollars at the current exchange rates as of the date of the Statements of Net Assets Available for Benefits. Interest income was recognized on an accrual basis. Dividends were recorded on the ex-dividend date. Realized gains and losses on sales of securities were recognized on the trade date and were determined on the basis of the average cost method. There were no transfers in or out of Level 1 and Level 2 fair value measurements in 2015.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(4) Net Asset Value (“NAV”) Per Share
The following table summarizes the investments for which fair value was measured using the NAV per share practical expedient as of December 31, 2015. There were no participant redemption restrictions for these investments; the redemption notice period was applicable only to the Plan.

	December 31, 2015
(in thousands)	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

J.P. Morgan Smart Retirement Target Date Funds	$773,975	None	Immediate	None	Daily
Black Rock Equity Index - Fund H	558,382	None	Immediate	None	Daily
Franklin Templeton International Equity Fund	127,239	None	Immediate	None	Daily
Black Rock US Debt Index - Fund T	118,613	None	Immediate	None	Daily
State Street Bank Government Short Term Investment Fund	23,715	None	Immediate	None	Daily
	$1,601,924

(5) Fully Benefit-Responsive Investment Contracts

The Plan held a portfolio of synthetic investment contracts, the Capital Preservation Fund. These contracts met the fully benefit-responsive investment contract criteria and therefore were reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount by the participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Total synthetic contracts as of December 31, 2015 totaled $288,442.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Plan were designed to pay all participant-initiated transactions at contract value. However, certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Example of such events include the following:

1.	The Plan's failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) if the IRC;

2.	Premature termination of the contracts;

3.	Plan termination or merger;

4.	Changes to the Plan's prohibition on competing investment option;

5.	Bankruptcy of the Plan sponsor or other plan sponsor events that significantly affect the Plan's normal operations.

In connection with the Charter merger, the Plan assets were transferred to another plan (see Note 1). The issuers of the Wrapper contracts within the Capital Preservation Fund extended contract value coverage to the merger.

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

(6) Transactions with Parties-in-Interest
Under the terms of the Plan, during the periods covered by these financial statements, Charter was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of TWC and Charter common stock were made on the open market.
During the year ended December 31, 2016, the Plan had the following transactions relating to common stock of TWC and Charter:

(in thousands, except share data)	Shares	Fair Value
Purchases	850,956	$(194,040)
Sales	953,672	$208,140
In-kind sales	8,377	$1,935

During the year ended December 31, 2015, the Plan had the following transactions relating to common stock of TWC:

(in thousands, except share data)	Shares	Fair Value
Purchases	6,100	$(1,002)
Sales	27,300	$4,539
In-kind sales	10,135	$1,701

(7) Tax Status
The Plan received a favorable determination letter from the IRS dated December 28, 2016, stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation under Section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Plan management believed the Plan was being operated in compliance with the applicable requirements of the Code and, therefore, believed that the Plan, as amended and restated, was qualified and the related trust was tax exempt.
Plan management analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there were no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan was subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2013.
(8) Risks and Uncertainties

Plan investments were made in a variety of investment securities that were exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it was possible that changes in values could have materially affected participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
(9) Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive synthetic investment contracts were recorded at fair value on the 2015 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to net assets per the Form 5500 at December 31, 2015:

(in thousands)	December 31, 2015

Net assets available for benefits per the financial statements	$2,489,340
Adjustment from fair value to contract value for fully benefit-responsive synthetic investment contracts	2,181
Net assets per the Form 5500	$2,491,521

TWC SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(dollars in thousands, except share data or where indicated)

The following is a reconciliation of the Plan's net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2016:

(in thousands)	Year ended December 31, 2016

Net increase in net assets available for benefits per the financial statements	$290,420
Adjustment from fair value to contract value for fully benefit-responsive synthetic investment contracts	(2,181)
Net income per the Form 5500	$288,239

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TWC Savings Plan

	By:	/s/ Paul Marchand
Paul Marchand
Date: June 27, 2017		Executive Vice President - Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm